UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2023

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ☐

Enclosure: Press Release: ASX Delisting Announcement

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI TO VOLUNTARILY DELIST FROM ASX

AngloGold Ashanti Limited (ASX: AGG) (JSE: ANG) (A2X: ANG) (NYSE: AU) (GhSE:AGA;AAD) (AngloGold Ashanti or the Company) today announces that the Company has requested and received formal approval from the Australian Securities Exchange (ASX) to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (Delisting).

The Company expects that the Delisting will occur on Tuesday, 27 June 2023. The Company’s CHESS Depositary Interests (CDIs) are expected to be suspended and cease to trade on the ASX at the close of trade on Friday, 23 June 2023 (being two business days before the Delisting).

Following the Delisting from the ASX, the Company’s ordinary shares (Shares) will continue to be traded in South Africa on the Johannesburg Stock Exchange (JSE) and A2X under the trading symbol 'ANG', in the US on the New York Stock Exchange (NYSE) through American Depositary Shares (ADSs) under the trading symbol 'AU' and in Ghana on the Ghana Stock Exchange (GhSE) under the trading symbol 'AGA' (shares) and 'AAD' (depositary shares).

Reasons for Delisting from the ASX

Further to the Company's announcement of its proposed corporate restructuring and re-domicile (Re-domicile), released earlier today, the Company is seeking removal from the ASX due to the ongoing low trading frequency and low volumes of its securities traded on the ASX compared to that of, in particular, the JSE and NYSE. As of Friday, 5 May 2023, the Shares represented by the CDIs held on the Australian register have declined to approximately 4.1% of the Company's total issued share capital, and represent less than 0.1% of the year-to-date average daily trading value of the Company’s equity securities across all exchanges.

The Company believes that the administrative and compliance obligations and costs associated with maintaining the ASX listing are no longer in the best interests of its shareholders as a whole.

Delisting Conditions

ASX has provided its approval for the Company to be removed from the official list of ASX subject to the Company complying with certain conditions. Please refer to the Appendix for the full terms of ASX’s approval.

The Company will on Monday, 15 May 2023, send a letter to each CDI Holder (CDI Communication) which sets out, in a form and substance satisfactory to ASX, an overview of the delisting process, as well as the following timetable and options to CDI Holders.

The Company is not required to obtain securityholder approval for the Delisting.

Indicative Timetable

It is proposed the Delisting is completed prior to and independently of the Company's proposed Re-domicile. The proposed timetable for the Delisting is:

Date and time	Event

Monday, 15 May 2023	●	The Company suspends the ability for new CDIs to be issued.[1]

	●	Written communication is sent to CDI Holders containing details of the Delisting and information on the options available to CDI Holders.

Monday, 15 May 2023 – Friday, 23 June 2023	●	Notice period of Delisting.

At close of market trading on Friday, 23 June 2023 (Suspension Date)	●	Last day of trading for CDIs on the ASX.

	●	CDIs are suspended from official quotation after close of market trading.

At close of market trading on Tuesday, 27 June 2023 (Delisting Date)	●	The Company will be delisted from the official list of ASX.

	●	All CHESS holdings will be converted to the issuer sponsored subregister at 7pm (Sydney time).

Monday, 3 July 2023	●	Opening date for Voluntary Sale Facility.

Friday, 1 September 2023	●	Closing date for Voluntary Sale Facility.

Monday, 4 September 2023	●	Opening date for Compulsory Sale Process.

Friday, 15 September 2023	●	Closing date for Compulsory Sale Process.

All dates and times in this announcement refer to Australian Eastern Standard Time / Australian Eastern Daylight Savings Time (as applicable). These dates and times are indicative only and subject to change. The Company will announce any amendment to those dates and times.

Options available to CDI Holders

CDI Holders will have the opportunity to:

(a)	Sell CDIs on ASX

CDI Holders may sell their CDIs on the ASX at any time prior to the close of trading on the Suspension Date (Friday, 23 June 2023) by contacting their stockbroker or financial advisor who can arrange the sale. After the Suspension Date, CDI Holders will not be able to sell CDIs on the ASX.

1 The Company has been granted a waiver of ASX Settlement Operating Rule 13.9.9 to allow the Company to suspend the issue of new CDIs during the period commencing on Monday, 15 May 2023 until the date the Company is officially delisted from ASX.

(b)	Convert CDIs into Shares

At any time up until the closing date of the Voluntary Sale Facility (Friday, 1 September 2023), CDI Holders may request to convert their CDIs to the Company’s Shares on a 5:1 basis.2 Any CDIs that are not converted will become subject to the Compulsory Sale Process.

If CDI Holders wish to convert their CDIs into Shares on or before the Suspension Date (Friday, 23 June 2023), they may do so by completing a CDI cancellation form and returning this (together with certified identification documentation where required) to the Company's Australian CDI registry, Computershare Investor Services Pty Limited (Computershare). CHESS holders must arrange for their sponsoring broker to convert their CDIs to an issuer sponsored holding before converting their CDIs into Shares. The CHESS subregister will close at 7pm (Sydney time) on the Delisting Date (Tuesday, 27 June 2023).

CDI Holders must ensure, before they request to have their CDIs converted into Shares, that they have established an account with a Central Securities Depository Participant (CSDP) or stockbroker in South Africa able to take delivery of the dematerialised Shares in South Africa.

CDI Holders remaining as at the Delisting Date (Tuesday, 27 June 2023) will be sent a personalised request form to allow them to convert their CDIs, if they wish and have an account with a CSDP or stockbroker in South Africa, into Shares up until the closing date of the Voluntary Sale Facility.

For further information CDI Holders should refer to the CDI Communication.

(c)	Convert CDIs into ADSs representing Shares traded on NYSE

Up until Tuesday, 6 June 2023, CDI Holders may elect to convert their CDIs to ADSs representing Shares traded on NYSE on a 5:1 basis. Converting CDIs to ADSs involves a process that can only be completed through an authorised stockbroker. CDI Holders should contact their stockbroker to obtain further details. For further information CDI Holders should refer to the CDI Communication.

(d)	Participate in the Voluntary Sale Facility

Following the Delisting, any remaining CDI Holders will be sent an election form to enable them to elect to participate in a voluntary sale facility (Voluntary Sale Facility), through which their CDIs will be sold in the form of Shares on the JSE and the sale proceeds remitted to them in Australian dollars or New Zealand dollars. In addition, individual CDI Holders who would like to receive their proceeds in other currencies will be able to enrol in Global Wire (an international wire payment service provided by Computershare) to receive their proceeds in their local currency.

If a CDI Holder elects to participate in the Voluntary Sale Facility, the Company will arrange, and pay the costs associated with, a Sale Agent who will effect the sale of Shares, at the Sale Agent’s discretion, on behalf of the CDI Holder on the JSE. The Company will also pay any costs, levies or fees associated with the sale of Shares on the JSE and remittance of sale proceeds in connection with the Voluntary Sale Facility.

(e)	Compulsory Sale Process

The ASX Settlement Operating Rules grant CHESS Depositary Nominees Pty Limited a power of sale over any remaining underlying Shares.

Accordingly, after closure of the Voluntary Sale Facility, the Company will establish a compulsory sale process (Compulsory Sale Process) to facilitate CHESS Depositary Nominees Pty Limited exercising its power of sale in respect of the underlying Shares held on behalf of any remaining CDI Holders. In other words, the Compulsory Sale Process will operate by default in respect of any remaining CDI Holders who have not requested to become the registered holder of the underlying Shares on the South African share register.

To facilitate the Compulsory Sale Process, the Company will appoint a Sale Agent who will effect the sale of Shares on behalf of the CDI Holder on the JSE and the sale proceeds will be remitted to the CDI Holder in Australian dollars or New Zealand dollars. The Company will pay all brokerage and any related costs, levies or fees associated with the sale of Shares on the JSE in connection with the Compulsory Sale Process.

If the CDI Holder cannot be contacted, the proceeds will be dealt with in accordance with applicable unclaimed money laws.

As noted above, CDI Holders will today be sent the CDI Communication which provides further details regarding the options available to them relating to their CDIs and the Delisting process.

2 For simplicity, this announcement refers to the ability of CDI Holders to request to become a holder of the underlying JSE listed Shares on the South African Share register as ‘conversion of CDIs into Shares’. For further details, please refer to the CDI Communication.

Remedies available to CDI Holders

A CDI Holder opposed to the Delisting may be able to apply to a court in South Africa under the Companies Act 2008 (Companies Act) on the basis that the Delisting is oppressive or unfairly prejudicial to the CDI Holder, or group of CDI Holders. Under the Companies Act, the court has the power to make any orders it considers fit, including an order to restrain the Delisting or to otherwise regulate the affairs of the Company.

Consequences of Delisting

The main consequence of the Company’s Delisting for CDI Holders is that, from the time the Delisting takes effect, CDIs will no longer be quoted or traded on the ASX.

Unless CDI Holders sell their CDIs before Delisting occurs, elect to participate in the Voluntary Sale Facility, request to become a holder of Shares listed on the JSE, or request to become a holder of ADSs listed on the NYSE, the Shares underlying their CDIs will be sold, by default, pursuant to the Compulsory Sale Process as described above.

If CDI Holders have any questions about the Delisting process, please contact Computershare on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) between 8.30am and 5.00pm (Australian Eastern Standard Time / Australian Eastern Daylight Savings Time, as applicable).

ENDS

Johannesburg

12 May 2023
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Appendix – Delisting Conditions

1.1
The Company sends a written or electronic communication in relation to the proposed delisting ('the CDI Communication') to all holders of CHESS depositary interests ('CDIs') of the Company ('CDI Holders') and release an ASX announcement (in a form and substance satisfactory to ASX), setting out the following:

1.1.1	the nominated time and date at which the Company will be suspended and subsequently removed from the official list of ASX, and that:
(a)	if they wish to sell their CDIs on ASX, they should do so before then; and

(b)	if they do not, thereafter they will only be able to sell their common shares of the Company ('Shares') on-market on the Johannesburg Stock Exchange ('JSE') after their CDIs are converted to Shares;

1.1.2	the steps they must take to request to convert their CDIs to Shares that are able to be traded on JSE or to American Depositary Shares ('ADSs') listed on the New York Stock Exchange ('NYSE');

1.1.3
generally what they will need to do if they wish to elect to participate in the voluntary sale facility to be established by the Company ('Voluntary Sale Facility') and sell their underlying Shares on the JSE, including that the Company has arranged, and will pay for, a broker to effect the sale of their underlying Shares in conjunction with the delisting; and

1.1.4
the steps that will be undertaken by the Company and CHESS Depositary Nominees Pty Limited if the CDI Holders do not request to convert their CDIs to Shares or elect to participate in the Voluntary Sale Facility (namely, the compulsory sale process to be conducted by the Company); and

1.2	Delisting should not take place any earlier than one month after the CDI Communication has been sent to CDI Holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 12, 2023

By:	/s/ LM Goliath
	Name:	LM Goliath
	Title:	Company Secretary